April 1, 2024

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2023 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC").  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2023.

I, Brian Boutilier, P.Eng., Principal Mine Planning Engineer of First Majestic Silver Corp., hereby consent to the use of my name in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-273734) and the Registration Statement on Form S-8 (File No. 333-258124) of the Company (together, the "Registration Statements"), in connection with reference to my involvement in the preparation of the following:

  Technical Report titled "First Majestic Silver Corp., La Encantada Silver Mine, Coahuila, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with an effective date of December 31, 2020; (the "Technical Report");

and to references to the Technical Report, or portions thereof, and in connection with reference to my involvement in the preparation of information relating to the Company's mineral properties in the Annual Report and Registration Statements, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and the Registration Statements.

Yours truly,

/s/ Brian Boutilier, P.Eng.
Name Brian Boutilier, P.Eng. Title Principal Mine Planning Engineer